The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated February 9, 2026

Pricing supplement To prospectus dated April 13, 2023, prospectus addendum dated June 3, 2024 prospectus supplement dated April 13, 2023 and product supplement no. 1-I dated April 13, 2023	Registration Statement Nos. 333-270004 and 333-270004-01 Dated February , 2026; Rule 424(b)(2)
JPMorgan Chase Financial Company LLC
Structured Investments	$ Callable Fixed to Floating Rate Notes due February 27, 2036 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	Unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. maturing February 27, 2036, subject to postponement as described below.
•	After the Initial Interest Periods, the notes will pay interest that is linked inversely to the Benchmark Rate, which will be the 10-Year CMT Rate. After the Initial Interest Periods, the Interest Rate will benefit from decreases in the Benchmark Rate and will be adversely affected by increases in the Benchmark Rate. The notes are designed for investors who (a) seek (i) periodic interest payments that (1) for the Initial Interest Periods, are fixed at a rate equal to 10.00% per annum, and (2) for each Interest Period (other than the Initial Interest Periods), are at a rate equal to 5.25% minus the Benchmark Rate, as determined on each Determination Date, multiplied by 10.00, provided that this rate will not be greater than the Maximum Interest Rate of 16.00% per annum or less than the Minimum Interest Rate of 0.00% per annum with respect to the remaining Interest Periods (years 2 to 10), and (ii) the return of their principal amount at maturity and (b) who are also willing to accept the risk that the notes will be called prior to the Maturity Date. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
•	These notes have a long maturity relative to other fixed income products. Longer-dated notes may be riskier than shorter-dated notes. See “Selected Risk Considerations” in this pricing supplement.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest, provided that your notes are outstanding and have not previously been called on any Redemption Date.
Call Feature:	On the 27th calendar day of February, May, August and November of each year, beginning on February 27, 2027 and ending on November 27, 2035 (each, a “Redemption Date”), we may redeem your notes, in whole but not in part, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement. If we intend to redeem your notes, we will deliver notice to The Depository Trust Company on any Business Day after the Original Issue Date that is at least 5 Business Days before the applicable Redemption Date.
Interest:	We will pay you interest in arrears on each Interest Payment Date based on the applicable Interest Rate and the applicable Day Count Fraction, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Initial Interest Period(s):	The Interest Periods beginning on and including the Original Issue Date of the notes and ending on but excluding February 27, 2027.
Initial Interest Rate:	10.00% per annum
Interest Periods:	The period beginning on and including the Original Issue Date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to any earlier redemption and the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Payment Dates:	Interest on the notes will be payable in arrears on the 27th calendar day of February, May, August and November of each year, beginning on May 27, 2026 to and including November 27, 2035, and on the Maturity Date (each, an “Interest Payment Date”), subject to any earlier redemption and the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:	With respect to each Initial Interest Period, a rate per annum equal to the Initial Interest Rate, and, notwithstanding anything to the contrary in the accompanying product supplement, with respect to each Interest Period thereafter, a rate per annum equal to (a) 5.25% minus the Benchmark Rate, as determined on the applicable Determination Date (that difference, the “Benchmark Rate Spread”), multiplied by (b) 10.00 (the “Multiplier”), provided that this rate will not be greater than the Maximum Interest Rate or less than the Minimum Interest Rate.
Minimum Interest Rate:	With respect to each Interest Period (other than an Initial Interest Period), 0.00% per annum
Maximum Interest Rate:	With respect to each Interest Period (other than an Initial Interest Period), 16.00% per annum
Benchmark Rate:	With respect to any Determination Date, 10-Year CMT Rate, which is the yield for United States Treasury securities at “constant maturity” with a designated maturity of 10 years as set forth in H.15(519) under the caption “Treasury constant maturities,” as such yield is displayed on the Refinitiv page “FRBCMT” (or any successor page) on such Determination Date, as determined by the Calculation Agent. On the applicable Determination Date, if the 10-Year CMT Rate cannot be determined by reference to Refinitiv page “FRBCMT” (or any successor page), then the calculation agent will determine the 10-Year CMT Rate in accordance “Supplemental Terms of the Notes” below.
Determination Date:	For each Interest Period after the Initial Interest Periods, the second U.S. Government Securities Business Day immediately preceding the first day in that Interest Period.
Pricing Date:	February 25, 2026, subject to the Business Day Convention
Original Issue Date:	February 27, 2026, subject to the Business Day Convention (Settlement Date)
Maturity Date:	February 27, 2036, subject to the Business Day Convention
Other Key Terms:	Please see “Additional Key Terms” in this pricing supplement for other key terms.

Investing in the Callable Fixed to Floating Rate Notes involves a number of risks. See Annex A to the accompanying prospectus addendum, “Risk Factors” beginning on page PS-18 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement or the accompanying prospectus supplement, prospectus and prospectus addendum. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. If the notes priced today, the selling commissions would be approximately $30.00 per $1,000 principal amount note and in no event will these selling commissions exceed $50.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

February      , 2026

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement, relating to our Series A medium-term notes of which these notes are a part, the accompanying prospectus addendum and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement and in Annex A to the accompanying prospectus addendum, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated April 13, 2023:

https://www.sec.gov/Archives/edgar/data/1665650/000121390023029554/ea152829_424b2.pdf

•	Prospectus supplement and prospectus, each dated April 13, 2023: https://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf
•	Prospectus addendum dated June 3, 2024:

https://www.sec.gov/Archives/edgar/data/1665650/000095010324007599/dp211753_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Business Day:	Any day other than a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted
U.S. Government Securities Business Day:	Any day, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (“SIFMA”) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Convention:	30/360
CUSIP:	48136JJ88

Supplemental Terms of the Notes

The 10-Year CMT Rate is the yield for United States Treasury securities at “constant maturity” with a designated maturity of 10 years as set forth in H.15(519) under the caption “Treasury constant maturities,” as such yield is displayed on the Refinitiv page “FRBCMT” (or any successor page) at approximately 5:00 p.m., New York City time on each Determination Date, as determined by the Calculation Agent, provided that, if no such rate appears on Refinitiv page “FRBCMT” (or any successor page) on that day at approximately 5:00 p.m., New York City time, then the Calculation Agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant rate for United States Treasury securities at “constant maturity”, will determine the 10-Year CMT Rate for that day in its sole discretion. The “Designated Maturity” is 10 years.

•	If the above rate is no longer displayed on the relevant page, or if not published by 5:00 p.m., New York City time, on that Determination Date, then the Reference Rate will be the Treasury constant maturities rate for the Designated Maturity or other U.S. Treasury rate for the Designated Maturity on that Determination Date as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that the calculation agent determines to be comparable to the rate formerly displayed on Refinitiv page “FRBCMT” and published on the website of the Federal Reserve System Board of Governors or in another recognized electronic source.

Notwithstanding the foregoing, if the Calculation Agent determines in its sole discretion on or prior to the relevant Determination Date that the relevant rate for for United States Treasury securities at “constant maturity” has been discontinued or that rate has ceased to be published permanently or indefinitely, then the Calculation Agent will use as the 10-Year CMT Rate for that Determination Date a substitute or successor rate that it has determined in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, to be a commercially reasonable replacement rate. If the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent may determine in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, the Business Day Convention, the Interest Accrual Convention, the definitions of Business Day, Day Count Fraction and Determination Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor it determines is needed to make that substitute or successor rate comparable to the relevant rate for United States Treasury securities at “constant maturity”, in a manner that is consistent with industry-accepted practices for that substitute or successor rate.

“H.15(519)” means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System, available through the Web site of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/H15/ or any successor site or publication. Neither JPMorgan Chase & Co. nor JPMorgan Financial makes any representation or warranty as to the accuracy or completeness of the information displayed on such Web site, and such information is not incorporated by reference herein and should not be considered a part of this pricing supplement.

All calculations of the calculation agent, in the absence of manifest error, will be conclusive for all purposes and binding on us and holders of the notes. JPMS, an affiliate of ours, is currently the calculation agent for the notes. In the future, we may appoint another firm, ourselves or another affiliate of ours as the calculation agent.

See “Selected Risk Considerations – The 10-Year CMT Rate May Be Determined By the Calculation Agent in its Sole Discretion or If it is Discontinued or Ceased to Be Published Permanently or Indefinitely, Replaced by a Successor or Substitute Interest Rate” in this pricing supplement for additional information.

JPMorgan Structured Investments —	PS- 1
Callable Fixed to Floating Rate Notes due February 27, 2036

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION – Regardless of the performance of the Benchmark Rate, we will pay you at least the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to call the notes. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date, subject to any earlier redemption. With respect to the Initial Interest Periods, your notes will pay an annual interest rate equal to the Initial Interest Rate, and, for the applicable Interest Periods thereafter, your notes will pay an interest rate per annum equal to the Benchmark Rate Spread times the Multiplier, provided that this rate will not be greater than the Maximum Interest Rate or less than the Minimum Interest Rate. After the Initial Interest Periods, the notes will pay interest that is linked inversely to the Benchmark Rate. After the Initial Interest Periods, the Interest Rate will benefit from decreases in the Benchmark Rate and will be adversely affected by increases in the Benchmark Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL PERIODIC REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates set forth on the cover of this pricing supplement, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described on the cover of this pricing supplement and in the accompanying product supplement. Any accrued and unpaid interest on the notes redeemed will be paid to the person who is the holder of record of these notes at the close of business on the Business Day immediately preceding the applicable Redemption Date. Even in cases where the notes are called before maturity, noteholders are not entitled to any fees or commissions described on the front cover of this pricing supplement.
•	TREATED AS VARIABLE RATE DEBT INSTRUMENTS – You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement. You and we agree to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Assuming this characterization is respected, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss except to the extent of any amount attributable to any accrued but unpaid interest payments on the notes. Prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the notes. Purchasers who are not initial purchasers of notes at their issue price on the Original Issue Date should consult their tax advisors with respect to the tax consequences of an investment in the notes, and the potential application of special rules. Non-U.S. Holders should also note that a withholding tax of 30% could be imposed on payments made on the notes to certain foreign entities unless information reporting and diligence requirements are met, as described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to Non-U.S. Holders” in the accompanying product supplement.

JPMorgan Structured Investments —	PS- 2
Callable Fixed to Floating Rate Notes due February 27, 2036

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement and in Annex A to the accompanying prospectus addendum.

Risks Relating to the Notes Generally

•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus any accrued and unpaid interest to, but excluding, the applicable Redemption Date. The aggregate amount that you will receive through and including the applicable Redemption Date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, your overall return may be less than the yield that the notes would have earned if you held your notes to maturity and you may not be able to reinvest your funds at the same rate as the original notes. We may choose to call the notes early, for example, if U.S. interest rates decrease or do not rise significantly or if volatility of U.S. interest rates decreases significantly.
•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE, OTHER THAN DURING THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS A FLOATING RATE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE AND WILL NOT EXCEED THE MAXIMUM INTEREST RATE — With respect to the Initial Interest Periods, your notes will pay a rate equal to the Initial Interest Rate, and, for the applicable Interest Periods thereafter, your notes will pay a rate per annum equal to the Benchmark Rate Spread times the Multiplier, provided that this rate will not be greater than the Maximum Interest Rate or less than the Minimum Interest Rate. The Interest Rate for an Interest Period after the Initial Interest Periods will be equal to the Minimum Interest Rate if the Benchmark Rate on the applicable Determination Date is greater than or equal to 5.25% per annum. Accordingly, if the Benchmark Rate on the Determination Dates for some or all of the Interest Periods after the Initial Interest Periods is greater than or equal to 5.25% per annum, you may not receive any interest payments for an extended period over the term of the notes.
•	THE INTEREST RATE ON THE NOTES AFTER THE INITIAL INTEREST PERIODS IS SUBJECT TO A MAXIMUM INTEREST RATE — After the Initial Interest Periods, the rate of interest payable on the notes is variable; however, it is subject to a Maximum Interest Rate. The Interest Rate on the notes after the Initial Interest Periods will not exceed the Maximum Interest Rate of 16.00% per annum.
•	AFTER THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS LINKED INVERSELY TO THE Benchmark RatE — After the Initial Interest Periods, the notes will pay interest that is linked inversely to the Benchmark Rate. After the Initial Interest Periods, the Interest Rate will benefit from decreases in the Benchmark Rate and will be adversely affected by increases in the Benchmark Rate. The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of the Benchmark Rate, and in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of the Benchmark Rate, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions, and public expectations with respect to such factors. These and other factors may have a positive impact on the Benchmark Rate, which will negatively affect the Interest Rate, and on the value of the notes in the secondary market. The effect that any single factor may have on the Benchmark Rate may be partially offset by other factors. We cannot predict the factors that may cause the Benchmark Rate to increase or decrease, and consequently the Interest Rate for an Interest Period (other than an Initial Interest Period), to decrease or increase, respectively. An increase in the Benchmark Rate will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period (after the Initial Interest Periods). In addition, because the notes provide inverse exposure to the Benchmark Rate, if an increase in interest rates causes the Benchmark Rate to increase during an Interest Period (after the Initial Interest Periods), the present value of the notes will fall faster than the present value of a fixed rate note.
•	FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — After the Initial Interest Periods, the rate of interest on your notes will be variable and determined based on the Benchmark Rate, provided that this rate will not be greater than the Maximum Interest Rate or less than the Minimum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	THE NOTES REFERENCE THE 10-YEAR CMT RATE — For each Interest Period (after the Initial Interest Periods), the Interest Rate is based on the Benchmark Rate, which will be the 10-Year CMT Rate. You should carefully consider the movement, current levels and overall trend in swap rates, prior to purchasing these notes. Although the notes do not directly reference the levels of the 10-Year CMT Rate, the interest, if any, payable on your notes is contingent upon, and related to, each of these levels.
•	LONGER DATED NOTES MAY BE MORE RISKY THAN SHORTER DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. Specifically, you may be negatively affected if certain interest rate scenarios occur or if the 10-Year CMT Rate is greater than 5.25% for an entire Interest Period. The applicable discount rate, which is the prevailing rate in the market for notes of the same tenor, will likely be higher for notes with longer tenors than if you had purchased a note with a shorter tenor. Therefore, assuming the notes have not been called and that short term rates rise, as described above, the market value of a longer dated note will be lower than the market value of a comparable short term note with similar terms.
•

REINVESTMENT RISK — If we redeem the notes, the term of the notes may be reduced and you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the

JPMorgan Structured Investments —	PS- 3
Callable Fixed to Floating Rate Notes due February 27, 2036

proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not a key operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see the accompanying prospectus addendum.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Calculation Agent and as an agent of the offering of the notes, hedging our obligations under the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities as well as modeling and structuring the economic terms of the notes, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement for additional information about these risks.

Risks Relating to Secondary Market Prices of the Notes

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, and estimated hedging costs, including, but not limited to:
•	the performance of the 10-Year CMT Rate;
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;

JPMorgan Structured Investments —	PS- 4
Callable Fixed to Floating Rate Notes due February 27, 2036

•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Like many long- term notes with short term call dates, secondary prices can drop sharply if the market shifts from assuming a call to assuming the note will be left outstanding indefinitely, particularly when after the call date passes, the payout shifts from fixed rate to floating.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	SECONDARY MARKET PRICES OF THE NOTES ARE SENSITIVE TO INTEREST RATES — If interest rates rise generally, the secondary market prices of the notes will be adversely impacted because of the relatively long term of the notes and the increased probability that that the Interest Rate for the notes will be less than such rates. Additionally, if the 10-Year CMT Rate increases, even if the 10-Year CMT Rate has not increased above 5.25%, the secondary market prices of the notes will also be adversely impacted because of the increased probability that the Accrual Provision may not be satisfied over the remaining term of the notes. If both interest rates and the 10-Year CMT Rate rise, the secondary market prices of the notes may decline more rapidly than other securities that are only linked to the 10-Year CMT Rate.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MARKET FACTORS MAY INFLUENCE WHETHER WE EXERCISE OUR RIGHT TO REDEEM THE NOTES PRIOR TO THEIR SCHEDULED MATURITY — We have the right to redeem the notes prior to the Maturity Date, in whole but not in part, on the specified Redemption Dates. It is more likely that we will redeem the notes prior to the Maturity Date if the 10-Year CMT Rate is equal to or less than 5.25% on the applicable Determination Date. If the notes are called prior to the Maturity Date, you may be unable to invest in securities with similar risk and yield as the notes. Your ability to realize a higher than market yield on the notes is limited by our right to redeem the notes prior to their scheduled maturity, which may adversely affect the value of the notes in the secondary market, if any.

Risks Relating to the Benchmark Rate

•	The INTEREST RATE will be affected by a number of factors — After the Initial Interest Periods, the Interest Rate will depend primarily on the 10-Year CMT Rate. A number of factors can affect the value of your notes and/or the amount of interest that you will receive, including, but not limited to:
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	central bank policy regarding interest rates;
•	inflation and expectations concerning inflation; and
•	performance of capital markets.

These and other factors may have a negative effect on the performance of the 10-Year CMT Rate and on the value of the notes in the secondary market.

•	THE 10-YEAR CMT RATE AND THE MANNER IN WHICH IT IS CALCULATED MAY CHANGE IN THE FUTURE - There can be no assurance that the method by which the 10-Year CMT Rate is calculated will continue in its current form. Any changes in the method of calculation could reduce the 10-Year CMT Rate and may negatively impact the interest payable on the notes.
•	THE 10-YEAR CMT RATE MAY BE DETERMINED BY THE CALCULATION AGENT IN ITS SOLE DISCRETION OR, IF IT IS DISCONTINUED OR CEASED TO BE PUBLISHED PERMANENTLY OR INDEFINITELY, REPLACED BY A SUCCESSOR OR SUBSTITUTE INTEREST RATE — If on a Determination Date, the 10-Year CMT Rate cannot be determined by reference to applicable Refinitiv page (or any successor page) at approximately 5:00 p.m., New York City time, then the Calculation Agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant rate for United States Treasury securities at “constant maturity”, will determine the 10-Year CMT Rate for that Determination Date in its sole discretion.

Notwithstanding the foregoing, if the Calculation Agent determines in its sole discretion on or prior to the relevant Determination Date that the relevant rate for United States Treasury securities at “constant maturity” has been discontinued or that rate has ceased to be published permanently or indefinitely, then the Calculation Agent will use as the 10-Year CMT Rate for that Determination Date a substitute or successor rate that it has determined in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, to be a commercially reasonable replacement rate. If the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent may

JPMorgan Structured Investments —	PS- 5
Callable Fixed to Floating Rate Notes due February 27, 2036

determine in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, the Business Day Convention, the Interest Accrual Convention, the definitions of Business Day, Day Count Fraction and Determination Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor it determines is needed to make that substitute or successor rate comparable to the relevant rate for United States Treasury securities at “constant maturity”, in a manner that is consistent with industry-accepted practices for that substitute or successor rate. Any of the foregoing determinations or actions by the Calculation Agent could result in adverse consequences to the Interest Rate which could adversely affect the return on and the market value of the notes.

•	TAX DISCLOSURE — The information under “Treated as Variable Rate Debt Instruments" in this pricing supplement remains subject to confirmation by our tax counsel. We will notify you of any revisions to the information under “Treated as Variable Rate Debt Instruments" in a supplement to this pricing supplement on or before the Business Day immediately preceding the issue date, or if the information cannot be confirmed by our tax counsel, we may terminate this offering of notes.

JPMorgan Structured Investments —	PS- 6
Callable Fixed to Floating Rate Notes due February 27, 2036

Hypothetical Interest Rate for an Interest Period (Other Than an Initial Interest Period)

The following table illustrates the Interest Rate determination for an Interest Period (other than an Initial Interest Period) for a hypothetical range of performance of the Benchmark Rate and reflects the Maximum Interest Rate and the Minimum Interest Rate set forth on the cover of this pricing supplement. The hypothetical Benchmark Rate and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual Benchmark Rate or interest payment applicable to a purchaser of the notes.

Hypothetical Benchmark Rate	Hypothetical Interest Rate for Years 2 to 10*
10.00%	0.00%*
8.00%	0.00%*
5.25%	0.00%*
5.00%	2.50%
4.00%	12.50%
3.00%	16.00%**
2.00%	16.00%**
1.00%	16.00%**
0.50%	16.00%**
0.00%	16.00%**
-1.00%	16.00%**
-2.00%	16.00%**

*The Interest Rate cannot be less than the Minimum Interest Rate of 0.00% per annum with respect to years 2 to 10.

** The Interest Rate cannot be greater than the Maximum Interest Rate of 16.00% per annum with respect to years 2 to 10.

JPMorgan Structured Investments —	PS- 7
Callable Fixed to Floating Rate Notes due February 27, 2036

Hypothetical Examples of Interest Rate Calculation for an Interest Period (Other Than an Initial Interest Period)

The following examples illustrate how the hypothetical Interest Rate is calculated for a particular Interest Period occurring after the Initial Interest Periods and assume that that the Day Count Fraction for the applicable Interest Period is equal to 90/360. The actual Day Count Fraction for an Interest Period will be calculated in the manner set forth in the accompanying product supplement. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rate for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: After the Initial Interest Periods, with respect to a particular Interest Period, the Benchmark Rate is 5.00% on the applicable Determination Date. The Interest Rate applicable to this Interest Period is 2.50% per annum, calculated as follows:

(5.25% - 5.00%) × 10.00 = 2.50%

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 2.50% × (90/360) = $6.25

Example 2: After the Initial Interest Periods, with respect to a particular Interest Period, the Benchmark Rate is 3.00% on the applicable Determination Date. Because the Benchmark Rate Spread of 2.25% (5.25% minus 3%) multiplied by the Multiplier of 10.00 is greater than the Maximum Interest Rate of 16.00% per annum, the Interest Rate for this Interest Period is equal to the Maximum Interest Rate.

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 16.00% × (90/360) = $40

Example 3: After the Initial Interest Periods, with respect to a particular Interest Period, the Benchmark Rate is 10.00% on the applicable Determination Date. Because the Benchmark Rate Spread of -4.75% (5.25% minus 10.00%) multiplied by the Multiplier of 10.00 is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate for this Interest Period is 0.00% per annum, and no interest is payable with respect to this Interest Period.

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until earlier redemption.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 8
Callable Fixed to Floating Rate Notes due February 27, 2036

Historical Information

The following graph sets forth the weekly historical performance of the 10-Year CMT Rate from January 4, 2021 through February 6, 2026. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The 10-Year CMT Rate on February 6, 2026 was 4.22%.

The historical levels of the 10-Year CMT Rate should not be taken as an indication of future performance, and no assurance can be given as to the 10-Year CMT Rate on any Determination Date. We cannot give you assurance that the performance of the 10-Year CMT Rate will result in any positive interest payments in any Interest Period.

JPMorgan Structured Investments —	PS- 9
Callable Fixed to Floating Rate Notes due February 27, 2036

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than The Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Selected Purchase Considerations” and “Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period” in this pricing supplement for a description of the risk-return profile and market exposure payable under the notes.

For purposes of the notes offered by this pricing supplement, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-37 of the accompanying product supplement are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

JPMorgan Structured Investments —	PS- 10
Callable Fixed to Floating Rate Notes due February 27, 2036